UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mitsubishi Asset Management Co., Ltd.

UFJ Partners Asset Management Co., Ltd.

Merger Agreement Signed to Form New Asset Management Company

Tokyo, July 1, 2005 — In dedicated pursuit of management integration of the two groups, subject to approval by the relevant authorities, Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (President & CEO: Ryosuke Tamakoshi), and the two groups’ asset management companies, Mitsubishi Asset Management Co., Ltd. (Mitsubishi Asset Management; President: Ryujiro Yagasaki) and UFJ Partners Asset Management Co., Ltd. (UFJ Partners Asset Management; President: Koichi Miyazaki) and other relevant parties have been pursuing preparations and discussions towards merger of the asset management companies. Today, the two asset management companies signed a merger agreement. The main details of the merger agreement are shown in the appendix to this release.

At the end of May this year, Mitsubishi Asset Management and UFJ Partners Asset Management were ranked sixth and fifth respectively in the industry by balance of domestic, publicly offered investment trusts and are highly appreciated by customers in the investment trust business. Through this merger, the strengths in product development, fund management and sales of the two companies will be combined. In addition, through the management integration of MTFG and UFJ group, and by leveraging the fund management resources of the new trust bank (Mitsubishi UFJ Trust and Banking Corporation), which will be Japan’s largest by assets under management, the new asset management company will be able to expand its product line-up, etc., and provide a service that responds quickly and accurately to the broad-ranging needs of its customers.

Furthermore, as of the end of May 2005, the combined investment trust assets of Mitsubishi Asset Management and UFJ Partners Asset Management were 4,621.6 billion yen (an increase of 1,221.6 billion yen from the end of May 2004) and the equivalent to fifth in the industry. Based on the framework of the integrated business group system of the new Group, the new asset management company will seek to develop the top-quality sales base and complementary advantages of the new bank, the new trust bank and the new securities company. It will also further strengthen relationships with a wide variety of external sales companies and strive to consolidate a leading position in Japan’s asset management business.

* * *

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-9066
UFJ Holdings, Inc.	Public Relations Department	(03)-3212-5460
Mitsubishi Asset Management Co., Ltd.	Corporate Planning Department	(03)-6250-4911
UFJ Partners Asset Management Co., Ltd.	Corporate Planning Department	(03)-3277-9873

Appendix

Main details of the merger agreement

1. Name of the new asset management company

Mitsubishi UFJ Asset Management Co., Ltd.

2. Merger method

Mitsubishi Asset Management will be the surviving entity and UFJ Partners Asset Management will be dissolved.

3. Date of general meeting of shareholders to approve the merger

July 25, 2005 (for both companies)

4. Date of merger

October 1, 2005

5. Address of headquarters

1-4-5 Marunouchi, Chiyoda-ku, Tokyo (current headquarters of Mitsubishi Asset Management)

6. Directors (excluding part-time directors)

Chairman (Representative Director):	Ryujiro Yagasaki (currently President, Mitsubishi Asset Management)

President (Representative Director) :	Koichi Miyazaki (currently President, UFJ Partners Asset Management)

Senior Managing Director (Representative Director):	Moritoshi Hattori (currently Senior Managing Director, Mitsubishi Asset Management)

Managing Directors:	Yasufumi Imaki (currently Managing Director, Mitsubishi Asset Management)

Hirohiko Sato (currently Managing Director, Mitsubishi Asset Management)

Sumiyoshi Matsuzaki (currently Director and Senior Executive Officer, UFJ Partners Asset Management)

Hideaki Shigezumi (currently Director and Senior Executive Officer, UFJ Partners Asset Management)

Haruhisa Yazaki (currently Managing Director, Mitsubishi Asset Management)

Directors:	Takayuki Shimosato (currently Director and Executive Officer, UFJ Partners Asset Management)

Yoshiyuki Ishida (currently Director and Executive Officer, UFJ Partners Asset Management)

7. Allocation of new shares

In respect of the 2,608,545 outstanding ordinary shares of UFJ Partners Asset Management, 96,159 ordinary shares of Mitsubishi Asset Management will be allocated.

Note:	As regards the allocation of new shares, based on the valuation of each company’s shares as calculated by KPMG FAS Co., Ltd., mainly based on the adjusted net asset value and discounted cash-flow methods, the two merging companies discussed and decided the allocation of shares.

8. Payment with respect to allocation

There will be no payment with respect to this allocation.

[Reference] Outline of Merging Companies

Company Name	Mitsubishi Asset Management Co., Ltd.		UFJ Partners Asset Management Co., Ltd.
Business	Management of investment trusts, investment advisory business		Management of investment trusts, investment advisory business

Date of establishment	August 1985		December 1959

Registered head office	Chiyoda-ku, Tokyo		Chuo-ku, Tokyo

Representative	Ryujiro Yagasaki		Koichi Miyazaki

Paid in capital	2.0 billion yen		15.2 billion yen

Number of issued shares	27,939 shares		2,608,545 shares

Shareholders’ equity	6.6 billion yen		51.4 billion yen

Total assets	13.2 billion yen		57.9 billion yen

Investment trusts balance (as of November 30, 2004)	Publicly offered:	1,464.6 billion yen	Publicly offered:	2,014.1 billion yen

	Privately placed:	897.9 billion yen	Privately placed:	245.1 billion yen

	Total:	2,362.5 billion yen	Total:	2,259.1 billion yen

Number of employees	136		190

Shareholders (percentage holding)	Mitsubishi Tokyo Financial Group	(50.0)%	UFJ Holdings	(100.0)%

	Mitsubishi Trust and Banking Corporation	(25.0)%

	The Bank of Tokyo-Mitsubishi	(15.0)%

	Mitsubishi Securities	(2.8)%

	31 regional banks	(7.2)%

Business results	FY ended March 2004	FY ended March 2005	FY ended March 2004	FY ended March 2005
Operating revenue	8.91 billion yen	10.48 billion yen	11.99 billion yen	15.58 billion yen
Operating expense	7.16 billion yen	7.57 billion yen	11.91 billion yen	13.74 billion yen
Operating profit	1.75 billion yen	2.91 billion yen	0.07 billion yen	1.84 billion yen
Ordinary profit	1.75 billion yen	2.92 billion yen	0.40 billion yen	2.60 billion yen
Net income	1.26 billion yen	1.44 billion yen	1.46 billion yen	2.60 billion yen

*	The Mitsubishi Asset Management business results for the year ended March 2004 are a total of the results for the former Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. on a simple combined base.